

Supplemental Information

June 30, 2009

Certain information contained in this release includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not statements of historical facts. These statements may be identified, without limitation, by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "believes," "intends," "should" or comparable terms or the negative thereof.

These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. Risks and uncertainties associated with our business include (without limitation) the following: deterioration in the operating results or financial condition, including bankruptcies, of our tenants; non-payment or late payment of rent, interest or loan principal amounts by our tenants; our reliance on two tenants for a significant percentage of our revenue; occupancy levels at certain facilities; our level of indebtedness; changes in the ratings of our debt securities; access to the capital markets and the cost and availability of capital; government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs; the general distress of the healthcare industry; increasing competition in our business sector; the effect of economic and market conditions and changes in interest rates; the amount and yield of any additional investments; risks associated with acquisitions, including our ability to identify and complete favorable transactions, delays or failures in obtaining third party consents or approvals, the failure to achieve perceived benefits, unexpected costs or liabilities and potential litigation; the ability of our tenants to pay contractual rent and/or interest escalations in future periods; the ability of our tenants to obtain and maintain adequate liability and other insurance; our ability to attract new tenants for certain facilities; our ability to sell certain

facilities for their book value; our ability to retain key personnel; potential liability under environmental laws; the possibility that we could be required to repurchase some of our senior notes; the rights and influence of holders of our outstanding preferred stock; changes in or inadvertent violations of tax laws and regulations and other factors that can affect real estate investment trusts and our status as a real estate investment trust; and other factors discussed from time to time in our news releases, public statements and/or filings with the Securities and Exchange Commission, especially the "Risk Factors" sections of our Annual and Quarterly Reports on Forms 10-K and 10-Q.

Forward-looking information is provided by us pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. We disclaim any intent or obligation to update these forward-looking statements.

Contents

Nationwide Health Properties

Company Fact Sheet

Company Profile

Nationwide Health Properties, Inc. (NHP), incorporated October 1985, is a publicly traded real estate investment trust (REIT) that invests in senior housing facilities, long-term care facilities and medical office buildings throughout the United States. NHP generally acquires real estate and then leases the assets under long-term triple-net master leases to senior housing and long-term care operators and various types of leases to multiple tenants in the case of medical office buildings.

As a REIT specializing in healthcare real estate, NHP provides a focused investment strategy with a well diversified portfolio. NHP employs a conservative, long-term approach to real estate investments with an experienced professional management team having extensive operating, real estate and finance backgrounds.

Investor Highlights

- REIT structure provides opportunity to invest directly in real estate and indirectly in healthcare industry
- Quality healthcare real estate portfolio
- Long-term triple-net master leases with quality operators
- Strong affiliations with premiere hospital systems in growing medical office building markets
- Senior housing care a vital component of U.S. economy
- High dividend yield and high dividend coverage
- Financial stability
- Well positioned to take advantage of investment opportunities and to conservatively grow earnings and dividends
- NHP is one of the few healthcare REITs with investment grade ratings by Fitch, Moody's, and Standard & Poors.

Market Facts as of June 30, 2009

Closing Price
$25.74

Market Capitalization
$2.7 billion

Enterprise Value
$4.3 billion

Dividend & Yield
$1.76 (*6.8%*)

52 week range
$18.13 – $39.99

Shares & OP Units
106.3 million

Credit Ratings

Fitch BBB (stable)
Moody's Baa2 (stable)
S&P BBB- (positive outlook)

Our Portfolio as of June 30, 2009

- $4.3 billion in healthcare real estate
- 579 properties in 43 states
  - 260 Assisted and Independent Living
  - 186 Skilled Nursing
  - 80 Medical Office Buildings
  - 17 Other
  - 36 Unconsolidated JV Facilities
- Over 78 multi-facility tenants



WA
(6%)
WI
(6%)
MA
(6%)
CA
(12%)
TX
(13%)



FINANCIAL RESULTS

Consolidated Income Statements

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Revenue:				
Triple-net lease rent	$ 73,650	$ 70,583	$ 147,913	$ 139,656
Medical office building operating rent	17,003	15,939	33,656	26,870
	90,653	86,522	181,569	166,526
Interest and other income	6,658	6,549	12,993	11,816
	97,311	93,071	194,562	178,342
Expenses:				
Interest and amortization of deferred financing costs	23,247	25,507	47,319	50,246
Depreciation and amortization	30,892	28,788	61,919	56,070
General and administrative	6,973	6,407	13,904	12,904
Medical office building operating expenses	7,128	6,699	13,962	11,562
	68,240	67,401	137,104	130,782
Operating income	29,071	25,670	57,458	47,560
Income from unconsolidated joint ventures	1,174	848	2,187	1,901
Gain on debt extinguishment, net	4,564	-	4,564	-
Income from continuing operations	34,809	26,518	64,209	49,461
Discontinued operations:				
Gains on sale of facilities, net	-	140,226	21,152	151,092
Income from discontinued operations	17	1,223	98	4,861
	17	141,449	21,250	155,953
Net income	34,826	167,967	85,459	205,414
Net (income) loss attributable to noncontrolling interests	(75)	46	(102)	55
Net income attributable to NHP	34,751	168,013	85,357	205,469
Preferred stock dividends	(1,452)	(2,062)	(2,904)	(4,125)
Net income attributable to NHP common stockholders	$ 33,299	$ 165,951	$ 82,453	$ 201,344
Basic earnings per share (EPS):				
Income from continuing operations attributable to NHP common stockholders	$ 0.32	$ 0.25	$ 0.59	$ 0.46
Discontinued operations attributable to NHP common stockholders	-	1.47	0.21	1.63
Net income attributable to NHP common stockholders	$ 0.32	$ 1.72	$ 0.80	$ 2.09
Diluted EPS:				
Income from continuing operations attributable to NHP common stockholders	$ 0.31	$ 0.25	$ 0.58	$ 0.46
Discontinued operations attributable to NHP common stockholders	-	1.44	0.20	1.61
Net income attributable to NHP common stockholders	$ 0.31	$ 1.69	$ 0.78	$ 2.07
Weighted average shares outstanding for EPS:				
Basic	103,089	96,351	102,724	95,813
Diluted	105,182	98,013	104,797	96,823

Reconciliation of Net Income to Funds From Operations (FFO)

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Net income to FFO:				
Net income	$ 34,826	$ 167,967	$ 85,459	$ 205,414
Net (income) loss attributable to noncontrolling interests	(75)	46	(102)	55
Preferred stock dividends	(1,452)	(2,062)	(2,904)	(4,125)
Real estate related depreciation and amortization	30,567	28,888	61,374	57,476
Depreciation in income from unconsolidated joint ventures	1,312	1,131	2,618	2,246
Gains on sale of facilities, net	-	(140,226)	(21,152)	(151,092)
FFO available to NHP common stockholders	65,178	55,744	125,293	109,974
Series B preferred dividend add-back	1,452	2,062	2,904	4,125
Diluted FFO	66,630	57,806	128,197	114,099
Gain on debt extinguishment, net	(4,564)	-	(4,564)	-
Recurring diluted FFO	$ 62,066	$ 57,806	$ 123,633	$ 114,099
Weighted average shares outstanding for FFO:				
Diluted weighted average shares outstanding (1)	105,241	98,114	104,848	96,949
Series B preferred stock add-back if not already converted	3,368	4,736	3,363	4,732
Fully diluted weighted average shares outstanding	108,609	102,850	108,211	101,681
Diluted per share amounts:				
FFO	$ 0.61	$ 0.56	$ 1.18	$ 1.12
Recurring FFO	$ 0.57	$ 0.56	$ 1.14	$ 1.12
Dividends declared per common share	$ 0.44	$ 0.44	$ 0.88	$ 0.88
Recurring diluted FFO payout ratio	77%	79%	77%	79%
Recurring diluted FFO coverage	1.30	1.27	1.30	1.27

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties **See Financial Measures Definitions**

Reconciliation of Net Income to Funds Available for Distribution (FAD)

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Net income to FAD:				
Net income	$ 34,826	$ 167,967	$ 85,459	$ 205,414
Net (income) loss attributable to noncontrolling interests	(75)	46	(102)	55
Preferred stock dividends	(1,452)	(2,062)	(2,904)	(4,125)
Real estate related depreciation and amortization	30,567	28,888	61,374	57,476
Gains on sale of facilities, net	-	(140,226)	(21,152)	(151,092)
Straight-lined rent	(1,599)	(2,759)	(3,188)	(5,597)
Amortization of intangible assets and liabilities	(48)	(150)	(271)	(274)
Non-cash stock-based compensation expense	1,837	1,440	3,410	2,771
Deferred financing cost amortization	756	777	1,570	1,524
Lease commissions and tenant and capital improvements	(1,343)	(1,047)	(2,069)	(1,894)
NHP's share of FAD reconciling items from unconsolidated joint ventures:				
Real estate related depreciation and amortization	1,312	1,131	2,618	2,246
Straight-lined rent	(12)	-	(23)	(10)
Deferred financing cost amortization	21	23	42	42
FAD available to NHP common stockholders	64,790	54,028	124,764	106,536
Series B preferred dividend add-back	1,452	2,062	2,904	4,125
Diluted FAD	66,242	56,090	127,668	110,661
Gain on debt extinguishment, net	(4,564)	-	(4,564)	-
Recurring diluted FAD	$ 61,678	$ 56,090	$ 123,104	$ 110,661
Weighted average shares outstanding for FAD:				
Diluted weighted average shares outstanding (1)	105,241	98,114	104,848	96,949
Series B preferred stock add-back if not already converted	3,368	4,736	3,363	4,732
Fully diluted weighted average shares outstanding	108,609	102,850	108,211	101,681
Diluted per share amounts:				
FAD	$ 0.61	$ 0.55	$ 1.18	$ 1.09
Recurring FAD	$ 0.57	$ 0.55	$ 1.14	$ 1.09
Dividends declared per common share	$ 0.44	$ 0.44	$ 0.88	$ 0.88
Recurring diluted FAD payout ratio	77%	80%	77%	81%
Recurring diluted FAD coverage	1.30	1.25	1.30	1.24

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties

See Financial Measures Definitions

Reconciliation of 2009 Net Income Guidance to Diluted FFO and Diluted FAD Guidance

In thousands, except per share data

| | Year Ended December 31, 2009 | |
| | Guidance | |
	Low	High
Net income	$ 156,213	$ 159,767
Preferred stock dividends	(5,810)	(5,810)
Real estate related depreciation and amortization	119,517	119,517
Depreciation in income from unconsolidated joint ventures	5,155	5,155
Minority interest - NHP/PMB	165	165
Gains on sale of facilities, net	(31,499)	(31,499)
FFO available to common stockholders	243,741	247,295
Series B preferred dividend add-back	5,810	5,810
Diluted FFO	249,551	253,105
Gain on extinguishment of debt, net	(4,564)	(4,564)
Recurring diluted FFO	244,987	248,541
Straight-lined rent	(6,272)	(6,272)
Amortization of intangible assets and liabilities	(535)	(535)
Non-cash stock-based compensation expense	7,092	7,092
Deferred financing cost amortization	3,120	3,120
Lease commissions and tenant and capital improvements	(5,608)	(5,608)
Unconsolidated joint ventures:		
Straight-lined rent	(27)	(27)
Deferred financing cost amortization	84	84
Recurring diluted FAD	$ 242,841	$ 246,395
Diluted FFO per share	$ 2.26	$ 2.29
Recurring diluted FFO per share	$ 2.22	$ 2.25
Recurring diluted FAD per share	$ 2.20	$ 2.23
Weighted average shares outstanding for recurring diluted FFO and FAD:		
Diluted weighted average shares outstanding (1)	107,184	107,184
Series B preferred stock add-back if not already converted	3,375	3,375
Fully diluted weighted average shares outstanding	110,559	110,559

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

See Financial Measures Definitions

Consolidated Balance Sheets

In thousands

	June 30, 2009		December 31, 2008	
Assets				
Investments in real estate:				
Land	$	318,852	$	320,394
Buildings and improvements		3,078,118		3,079,819
		3,396,970		3,400,213
Less accumulated depreciation		(538,705)		(490,112)
		2,858,265		2,910,101
Mortgage loans receivable, net		110,902		112,399
Mortgage loan receivable from related party		47,500		47,500
Investments in unconsolidated joint ventures		50,765		54,299
		3,067,432		3,124,299
Cash and cash equivalents		121,729		82,250
Receivables, net		7,858		6,066
Asset held for sale		-		4,542
Intangible assets		103,666		109,434
Other assets		131,531		131,534
	$	3,432,216	$	3,458,125
Liabilities and Equity				
Unsecured senior credit facility	$	-	$	-
Senior notes		994,233		1,056,233
Notes and bonds payable		438,612		435,199
Accounts payable and accrued liabilities		130,339		144,566
Total liabilities		1,563,184		1,635,998
Redeemable OP unitholder interests		55,070		56,778
Equity:				
NHP stockholders' equity:				
Series B convertible preferred stock		74,918		74,918
Common stock		10,449		10,228
Capital in excess of par value		1,845,817		1,786,193
Cumulative net income		1,642,246		1,556,889
Accumulated other comprehensive (loss) income		(608)		1,846
Cumulative dividends		(1,763,129)		(1,669,407)
Total NHP stockholders' equity		1,809,693		1,760,667
Noncontrolling interests		4,269		4,682
Total equity		1,813,962		1,765,349
	$	3,432,216	$	3,458,125

Other Assets

In thousands

	June 30, 2009		December 31, 2008	
Other receivables, net	$	68,408	$	64,998
Straight-line rent receivables, net		24,337		21,224
Deferred financing costs		13,561		15,377
Capitalized lease and loan origination costs		2,547		2,631
Investments and restricted funds		8,974		13,257
Prepaid ground leases		10,145		10,241
Other		3,559		3,806
	$	131,531	$	131,534

Capitalization

In thousands, except stock prices and ratios

			June 30, 2009			December 31, 2008
Debt						
Unsecured senior credit facility			$ -			$ -
Senior notes			994,233			1,056,233
Notes and bonds payable			438,612			435,199
Consolidated debt			1,432,845			1,491,432
NHP's share of unconsolidated debt			90,944			91,108
Total debt			$ 1,523,789			$ 1,582,540
Book Capitalization						
Consolidated debt			$ 1,432,845			$ 1,491,432
Redeemable OP unitholder interests			55,070			56,778
Total equity			1,813,962			1,765,349
Consolidated book capitalization			3,301,877			3,313,559
Accumulated depreciation and amortization			538,705			490,112
Consolidated undepreciated book capitalization			3,840,582			3,803,671
NHP's share of unconsolidated debt			90,944			91,108
NHP's share of unconsolidated accumulated depreciation and amortization			9,110			6,670
Total undepreciated book capitalization			$ 3,940,636			$ 3,901,449
Enterprise Value						
	Shares	Price		Shares	Price	
Common stock	104,490	$ 25.74	$ 2,689,569	102,280	$ 28.72	$ 2,937,480
Limited partnership units	1,832	$ 25.74	47,159	1,830	$ 28.72	52,545
Series B preferred stock	749	$ 113.99	85,399	749	$ 126.00	94,397
Consolidated market equity capitalization			2,822,127			3,084,422
Consolidated debt			1,432,845			1,491,432
Consolidated enterprise value			4,254,972			4,575,854
NHP's share of unconsolidated debt			90,944			91,108
Total enterprise value			$ 4,345,916			$ 4,666,962
Leverage Ratios						
Consolidated debt to consolidated undepreciated book capitalization			37.3%			39.2%
Total debt to total undepreciated book capitalization			38.7%			40.6%
Consolidated debt to consolidated enterprise value			33.7%			32.6%
Total debt to total enterprise value			35.1%			33.9%

Nationwide Health Properties
June 30, 2009— 11

Based on total debt including NHP's share of unconsolidated joint venture

Undepreciated Book Basis



61% Equity   39% Debt

Enterprise Value



65% Equity   35% Debt

Debt Composition



35%

65%

Secured
Unsecured

7%

93%

Variable
Fixed

Debt Maturities and Debt Composition

Dollars in thousands

Debt Maturities

Period	Credit Facility Principal	Rate	Senior Notes Principal		Rate	Notes and Bonds Principal	Rate	Consolidated Debt Principal	Rate	NHP's Share of Unconsolidated Debt Principal	Rate	Total Debt Principal	Rate
2009	$ -	-	$ 55,000	(1)	6.9%	$ -	-	$ 55,000	6.9%	$ -	-	$ 55,000	6.9%
2010	-	-	-		-	103,210	4.8%	103,210	4.8%	5,098	3.1%	108,308	4.7%
2011	-	-	339,040		6.5%	39,565	5.1%	378,605	6.4%	-	-	378,605	6.4%
2012	-	-	72,950		8.3%	51,928	6.9%	124,878	7.7%	14,000	6.0%	138,878	7.5%
2013	-	-	292,823	(2)	6.3%	39,856	6.0%	332,679	6.2%	-	-	332,679	6.2%
2014	-	-	-		-	22,485	6.0%	22,485	6.0%	25,616	5.8%	48,101	5.9%
2015	-	-	234,420		6.0%	60,335	5.7%	294,755	5.9%	34,028	5.9%	328,783	5.9%
2016	-	-	-		-	21,159	5.9%	21,159	5.9%	-	-	21,159	5.9%
2017	-	-	-		-	95	5.0%	95	5.0%	-	-	95	5.0%
2018	-	-	-		-	7,800	6.1%	7,800	6.1%	-	-	7,800	6.1%
Thereafter	-	-	-		-	92,179	5.1%	92,179	5.1%	12,202	6.4%	104,381	5.3%
Total	$ -	-	$ 994,233		6.5%	$ 438,612	5.5%	$ 1,432,845	6.2%	$ 90,944	5.8%	$ 1,523,789	6.1%
Weighted average maturity in years	-		3.4			7.4		4.6		7.3		4.8	

Debt Composition

	June 30, 2009 Principal	Rate	% of Total	December 31, 2008 Principal	Rate	% of Total
Fixed rate debt						
Senior notes	$ 994,233	6.5%	65.2%	$ 1,056,233	6.5%	66.7%
Notes and bonds	329,634	6.1%	21.6%	339,110	6.1%	21.4%
NHP's share of unconsolidated debt	85,846	5.9%	5.6%	85,960	5.9%	5.4%
Total fixed rate debt	1,409,713	6.4%	92.5%	1,481,303	6.4%	93.6%
Variable rate debt						
Credit facility	-	-	-	-	-	-
Notes and bonds	108,978	3.7%	7.2%	96,089	5.6%	6.1%
NHP's share of unconsolidated debt	5,098	3.1%	0.3%	5,148	6.0%	0.3%
Total variable rate debt	114,076	3.7%	7.5%	101,237	5.6%	6.4%
Total debt	$ 1,523,789	6.1%	100.0%	$ 1,582,540	6.3%	100.0%

(1) Includes $55 million of notes putable October of 2009, 2012, 2017 and 2027 with a final maturity in 2037
(2) Includes $23 million of notes putable July of 2013, 2018, 2023 and 2028 with a final maturity in 2038

Debt Covenants

Covenant	Minimum Requirement	Maximum Requirement	Actual	Status		
Credit Facility Covenants						
Unsecured Debt to Unencumbered Asset Ratio		60%	29.1%	In Compliance	48%	of the maximum
Secured Indebtedness Ratio		0.30	0.12	In Compliance	40%	of the maximum
Fixed Charges Ratio	1.75		3.03	In Compliance	(A)	
Total Liabilities to Capitalization Value		60%	35.0%	In Compliance	58%	of the maximum
Net Asset Value	820,000,000		2,830,949,000	In Compliance	(B)	
Bond Covenants						
Senior and Non-recourse Debt to Capital Base		225%	83.7%	In Compliance	37%	of the maximum
Senior Debt to Tangible Net Worth		225%	58.1%	In Compliance	26%	of the maximum
Senior Debt to Capital Base		150%	58.1%	In Compliance	39%	of the maximum
Limitation on Secured Debt Under Bond Indenture		10%	0.7%	In Compliance	7%	of the maximum
New Bond Covenants						
Limitation on Secured Debt		40%	11.0%	In Compliance	28%	of the maximum
EBITDA to Interest Expense	1.50		3.43	In Compliance	(C)	
Total Indebtedness		60%	36.1%	In Compliance	60%	of the maximum
Unencumbered Assets to Unsecured Debt	150%		331.0%	In Compliance	(D)	

(A) With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $85.7 million and stay in compliance.
(B) With our current asset value, we can increase total debt by up to $2.0 billion and stay in compliance.
(C) With our current EBITDA, we can increase total interest expense by up to $133.2 million and stay in compliance.
(D) With our current unencumbered assets, we can increase total unsecured debt by up to $1.2 billion and stay in compliance.

Credit Facility Covenants











1. With our current asset value, we can increase total debt by up to $2.0 billion and remain in compliance.

2. With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $85.7 million and remain in compliance.









New Bond Covenants (Bonds Issued After 2006)



Limitation on Secured Debt
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Maximum
2Q08
3Q08
4Q08
1Q09
2Q09



EBITDA to Interest Expense
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Minimum
2Q08
3Q08
4Q08
1Q09
2Q09



Total Indebtedness
80.0%
60.0%
40.0%
20.0%
0.0%
Maximum
2Q08
3Q08
4Q08
1Q09
2Q09



Unencumbered Assets to
Unsecured Debt
350.0%
300.0%
250.0%
200.0%
150.0%
100.0%
50.0%
0.0%
Minimum
2Q08
3Q08
4Q08
1Q09
2Q09

1. With our current encumbered assets, we can increase total unsecured debt by up to $1.2 billion and remain in compliance.

2. With our current EBITDA, we can increase total interest expense by up to $133.2 million and remain in compliance.

Interest and Fixed Charge Coverage

Dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Reconciliation of Net Income to EBITDA:				
Net income	$ 34,826	$ 167,967	$ 85,459	$ 205,414
Net (income) loss attributable to noncontrolling interests	(75)	46	(102)	55
Interest and amortization of deferred financing costs in continuing operations	23,247	25,507	47,319	50,246
Interest and amortization of deferred financing costs in discontinued operations	-	6	-	1,004
Depreciation and amortization in continuing operations	30,892	28,788	61,919	56,070
Depreciation and amortization in discontinued operations	(17)	225	78	1,656
Consolidated EBITDA	88,873	222,539	194,673	314,445
NHP's share of EBITDA reconciling items from unconsolidated joint ventures:				
Interest and amortization of deferred financing costs	1,347	1,247	2,675	2,460
Depreciation and amortization	1,312	1,131	2,618	2,246
Total EBITDA	91,532	224,917	199,966	319,151
Gain on debt extinguishment, net	(4,564)	-	(4,564)	-
Gains on sale of facilities, net	-	(140,226)	(21,152)	(151,092)
Adjusted Total EBITDA	$ 86,968	$ 84,691	$ 174,250	$ 168,059
Adjusted Consolidated EBITDA	$ 84,309	$ 82,313	$ 168,957	$ 163,353
Interest Expense:				
Consolidated interest expense (including discontinued operations)	$ 22,484	$ 24,737	$ 45,729	$ 49,726
NHP's share of interest expense from unconsolidated joint ventures	1,326	1,223	2,633	2,418
Total interest expense	$ 23,810	$ 25,960	48,362	52,144
Fixed Charges:				
Consolidated interest expense (including discontinued operations)	$ 22,484	$ 24,737	$ 45,729	$ 49,726
Preferred stock dividends	1,452	2,062	2,904	4,125
Consolidated fixed charges	23,936	26,799	48,633	53,851
NHP's share of interest expense from unconsolidated joint ventures	1,326	1,223	2,633	2,418
Total fixed charges	$ 25,262	$ 28,022	$ 51,266	$ 56,269
Consolidated Adjusted Interest Coverage Ratio	3.75	3.33	3.69	3.29
Total Adjusted Interest Coverage Ratio	3.65	3.26	3.60	3.22
Consolidated Adjusted Fixed Charge Coverage Ratio	3.52	3.07	3.47	3.03
Total Adjusted Fixed Charge Coverage Ratio	3.44	3.02	3.40	2.99

Nationwide Health Properties

See Financial Measures Definitions

In thousands

	June 30, 2009	December 31, 2008
Assets		
Investments in real estate:		
Land	$ 38,892	$ 38,892
Buildings and improvements	528,727	525,214
	567,619	564,106
Less accumulated depreciation	(33,460)	(24,138)
	534,159	539,968
Cash and cash equivalents	3,661	3,216
Receivables, net	-	45
Other assets	5,645	5,964
	$ 543,465	$ 549,193
Liabilities and Equity		
Notes payable	$ 343,384	$ 343,842
Accounts payable and accrued liabilities	13,184	19,623
Total liabilities	356,568	363,465
Equity:		
Capital in excess of par value	97	-
Contributions	230,505	229,475
Distributions	(39,347)	(32,148)
Cumulative net income	4,008	2,760
Accumulated other comprehensive loss	(8,366)	(14,359)
Total equity	186,897	185,728
	$ 543,465	$ 549,193
NHP's investment in joint venture (1)	$ 46,710	$ 50,032

(1) Excludes NHP's investment in PMB Real Estate Services LLC ("PMBRES") and PMB SB 399-401 East Highland LLC ("PMB SB"). NHP's investment in PMBRES was $965,000 and $967,000 at June 30, 2009 and December 31, 2008, respectively. NHP's investment in PMB SB was $3,090,000 and $3,300,000 at June 30, 2009 and December 31, 2008, respectively.

Nationwide
Health
Properties

Unconsolidated Joint Venture Financial Statements – Income Statements

In thousands

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008
Revenue:				
Rent	$ 11,618	$ 11,263	$ 23,194	$ 22,490
Interest and other income	49	17	79	44
	11,667	11,280	23,273	22,534
Expenses:				
Interest and amortization of deferred finance costs	5,225	4,987	10,363	9,841
Depreciation and amortization	4,671	4,524	9,322	8,984
General and administrative*	1,183	1,625	2,340	3,182
Total expenses	11,079	11,136	22,025	22,007
Net income	588	144	1,248	527
Preferred stock dividends	(1)	-	(7)	-
Net income available to joint venture members	$ 587	$ 144	$ 1,241	$ 527
NHP Income and FFO from Joint Venture				
Share of net income	$ 146	$ 38	$ 310	$ 134
Management fee*	1,019	975	2,036	1,932
Income from joint venture (1)	1,165	1,013	2,346	2,066
Share of depreciation	1,168	1,131	2,330	2,246
FFO from joint venture	$ 2,333	$ 2,144	$ 4,676	$ 4,312

* NHP's management fee is included in the joint venture's general and administrative expense

(1) Excludes NHP's income/loss from PMBRES and PMB SB. NHP's share of the income from PMBRES was $78,000 for the three months ended June 30, 2009. NHP's share of the loss from PMBRES was $112,000 for the six months ended June 30, 2009, and $165,000 for the three and six months ended June 30, 2008, respectively. NHP's share of the loss from PMB SB was $69,000 and $47,000 for the three and six months ended June 30, 2009, respectively.

Adjusted EBITDA:

We believe that Adjusted EBITDA is an important supplemental operating and liquidity measure primarily because it is used in the calculation of the Adjusted Interest Coverage Ratio and the Adjusted Fixed Charge Coverage Ratio and we present it solely for the purpose of being used in those calculations. Adjusted EBITDA is calculated by adding back any gains and losses on the sale of real estate and any impairments to EBITDA for a given period. We believe Adjusted EBITDA is most useful as a liquidity measure in the ratio calculations noted above to enable investors to determine and compare a company's ability to meet its interest and Fixed Charges obligations. However, the methodology for calculating it makes net income the most directly comparable GAAP measure. As such, we believe investors should consider Adjusted EBITDA, cash flows from operating activities and net income when evaluating our ability to meet our interest and Fixed Charges obligations. The usefulness of Adjusted EBITDA is limited because it doesn't reflect, among other things, required principal payments, cash expenditures, capital expenditures or capital commitments. Adjusted EBITDA does not represent net income or cash flows from operations as defined by GAAP and should not be considered as an alternative to either of those measures. Our calculation of Adjusted EBITDA may not be comparable to similar measures reported by other companies.

Adjusted Fixed Charge Coverage Ratio:

We believe that the Adjusted Fixed Charge Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest and preferred dividend payment obligations and allows investors to compare interest and dividend paying capabilities among different companies. We calculate the Adjusted Fixed Charge Coverage Ratio by dividing Adjusted EBITDA by Fixed Charges. In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the components Adjusted EBITDA and Fixed Charges. Our calculation of the Adjusted Fixed Charge Coverage Ratio should not be considered an alternative to the ratio of earnings to fixed charges as defined by Item 503(d) of Regulation S-K and it may not be comparable to similar ratios reported by other companies.

Adjusted Interest Coverage Ratio:

We believe that the Adjusted Interest Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest payment obligations and allows investors to compare interest paying capabilities among different companies. We calculate the Adjusted Interest Coverage Ratio by dividing Adjusted EBITDA by interest expense (including capitalized interest, if any). In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the component Adjusted EBITDA. Our calculations of the Adjusted Interest Coverage Ratio may not be comparable to similar ratios reported by other companies.

EBITDA:

We believe that EBITDA is an important supplemental operating and liquidity measure primarily because it is used in the calculation of Adjusted EBITDA which is in turn used in the calculation of the Adjusted Interest Coverage Ratio and the Adjusted Fixed Charge Coverage Ratio and we present it solely for the purpose of being used in those calculations. EBITDA is calculated by adding interest, taxes, depreciation and amortization to net income. The real estate industry uses EBITDA as a non-GAAP measure of both operating performance and liquidity. We believe it is most useful as a liquidity measure in the ratio calculations noted above to enable investors to determine and compare a company's ability to meet its interest and Fixed Charges obligations. However, the methodology for calculating it makes net income the most directly comparable GAAP measure. As such, we believe investors should consider EBITDA, cash flows from operating activities and net income when evaluating our ability to meet our interest and Fixed Charges obligations. The usefulness of EBITDA is limited because it doesn't reflect, among other things, required principal payments, cash expenditures, capital expenditures or capital commitments. EBITDA does not represent net income or cash flows from operations as defined by GAAP and should not be considered as an alternative to either of those measures. Our calculation of EBITDA may not be comparable to similar measures reported by other companies.

FAD Payout Ratio and FFO Coverage:
The FAD Payout Ratio is calculated by dividing the common dividend per share by diluted FAD per share for any given period. FAD Coverage is calculated by dividing diluted FAD per share by the common dividend per share for any given period. We believe that both of these amounts are important supplemental liquidity measures that enable investors to compare dividend security among REITs.

Fixed Charges:
Fixed Charges is a measure of the total interest and preferred stock dividend obligations of a company. It is calculated by adding interest expense (including capitalized interest, if any) and preferred stock dividends for any given period and is utilized in calculating the Adjusted Fixed Charge Coverage Ratio. It's usefulness is limited as, among other things, it does not include required principal payments or any other contractual obligations a company may have. Our calculation of Fixed Charges should not be considered an alternative to fixed charges as defined by Item 503(d) of Regulation S-K and it may not be comparable to Fixed Charges reported by other companies.

Funds Available for Distribution ("FAD"):
While net income and its related per share amounts as defined by generally accepted accounting principles ("GAAP") are the most appropriate earnings measures, we believe that FAD and its related per share amounts are important supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. FAD was developed as a supplemental measure of operating performance primarily to exclude non-cash revenues and expenses that are included in FFO. FAD is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization, plus or minus straight-lined rent (plus cash in excess of rent or minus rent in excess of cash), plus or minus amortization of above or

below market lease intangibles, plus non-cash stock based compensation, plus deferred finance cost amortization plus any impairments minus lease commissions, tenant improvements and capital improvements paid. The same adjustments are made to reflect our share of these same items from unconsolidated joint ventures. We believe that the use of FAD and its related per share amounts and FFO and its related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions and different non-cash revenues and expenses. Additionally, FAD is widely used by industry analysts as a measure of operating performance for equity REITs. FAD does not represent cash flow from operating activities or net income as defined by GAAP and, therefore should not be considered as an alternative to cash flow as a measure of liquidity or net income as the primary indicator of operating performance. Our calculations of FAD may not be comparable to FAD reported by other REITs or analysts that define it differently than we do.

Funds from Operations ("FFO"):
While net income and its related per share amounts as defined by generally accepted accounting principles ("GAAP") are the most appropriate earnings measures, we believe that FFO and its related per share amounts are important supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. We calculate FFO in accordance with the National Association of Real Estate Investment Trusts' definition. FFO is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization. The same adjustments are made to reflect our share of gains and losses from the sale of real estate and real estate related depreciation and amortization from unconsolidated joint ventures. We believe that the use of FFO and its related per share amounts in conjunction with the required GAAP disclosures provides investors with a

more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions. Additionally, FFO is widely used by industry analysts as a measure of operating performance for equity REITs. FFO does not represent cash flow from operating activities or net income as defined by GAAP and, therefore should not be considered as an alternative to cash flow as a measure of liquidity or net income as the primary indicator of operating performance. Our calculations of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the NAREIT definition or interpret that definition differently than we do.

Gross Investment:
We define Gross Investment as our total investment in a property which includes land, building, improvements, equipment as well as any other identifiable assets such as lease-up intangible assets, above market tenant and ground lease intangible assets (collectively "intangible assets") included on our balance sheets and/or below market tenant and ground lease intangible liabilities included in the caption "Accounts Payable and Accrued Liabilities" on our balance sheets.

Recurring FAD:
Recurring FAD excludes from FAD any material one-time items reflected in the financial statements for a given period.

Recurring FFO:
The NAREIT definition of FFO doesn't exclude impairments of assets. We believe that impairments are equivalent to losses on sale that are taken early due to the current requirements of GAAP, therefore we generally present Recurring FFO, which excludes impairments, for any period where our net income includes an impairment. We also exclude any material one-time items reflected in the financial statements for a given period.



INVESTMENTS & DISPOSITIONS

2nd Quarter 2009 Investments

Gross investment in thousands

	Facilities	Number of Beds/Units	Square Feet	Average Age	Gross Investment	Investment Per Bed/Unit Square Foot	Initial Yield
Owned Facilities							
Capital expenditures	-	-			$ 7,000 (1)		
Total investments	-	-	-		7,000		
Loans							
Other loans	-	-	-		1,000		9.5%
Total loans	-	-	-		1,000		9.5%
Total Consolidated							
Other loans					1,000		9.5%
Subtotal	-	-	-		1,000		9.5%
Capital expenditures	-	-			7,000		
Total investments	-	-	-		8,000		
Unconsolidated Joint Venture							
Capital expenditures	-	-			2,000 (2)		
Total investments	-	-	-		2,000		
Total Investments							
Total loans	-	-	-		1,000		9.5%
Total acquisitions	-	-	-		1,000		9.5%
Capital expenditures	-	-	-		9,000		
Total investments	-	-	-		$ 10,000		

(1) Includes $6 million of revenue producing capital expenditures on our existing triple net portfolio at a blended yield of 8.5%.
(2) Represents revenue producing capital expenditures on our existing triple net portfolio at a blended yield of 8.0%.

Nationwide Health Properties

Year to Date June 30, 2009 Investments

Gross investment in thousands

	Facilities	Number of Beds/Units	Building Square Feet	Average Age	Gross Investment		Investment Per Bed/Unit Square Foot	Initial Yield
Owned Facilities								
Capital expenditures	-	-			$ 16,000	(1)		
Total investments	-	-	-		16,000			
Loans								
Assisted and independent living facilities	-	-			7,000	(2)		10.0%
Other loans	-	-	-		1,000			9.5%
Total loans	-	-	-		8,000			9.9%
Total Consolidated								
Assisted and independent living facilities	-	-			7,000			10.0%
Other loans	-	-			1,000			9.5%
Subtotal	-	-	-		8,000			9.9%
Capital expenditures	-	-			16,000			
Total investments	-	-	-		24,000			
Unconsolidated Joint Venture								
Capital expenditures	-	-			4,000	(3)		
Total investments	-	-	-		4,000			
Total Investments								
Total loans	-	-	-		8,000			9.9%
Subtotal	-	-	-		8,000			9.9%
Capital expenditures	-	-	-		20,000			
Total investments	-	-	-		$ 28,000			

(1) Includes $14 million of revenue producing capital expenditures on our existing triple net portfolio at a blended yield of 8.5%.

(2) Represents initial investment under NHP's agreement with Brookdale Senior Living, Inc. ("Brookdale") under which NHP is a lender with an original commitment of $8.8 million ($2.9 million at June 30, 2009) under their $230.0 million ($75.0 million at June 30, 2009) revolving loan facility which is secured by, among other things, certain real property owned by Brookdale, an operator of assisted and independent living facilities. As of June 30, 2009, there was no outstanding balance on the revolving loan facility.

(3) Represents revenue producing capital expenditures on our existing triple net portfolio at a blended yield of 8.0%.

Expected Dispositions

	Actual Revenue	Full Year Revenue	Gross Proceeds	Gain	Investment Required at 9.5% Assumed Yield	% Financing From Proceeds
Actual Through June 30, 2009						
Purchase options	$ 2,597,000	$ 3,130,000	$ 35,000,000	$ 21,177,000	$ 32,947,000	106%
Loan payoffs	303,000	379,000	3,731,000	-	3,989,000	94%
	$ 2,900,000	$ 3,509,000	$ 38,731,000	$ 21,177,000	$ 36,936,000	105%
Projected for the Remainder of 2009						
High [A]						
Purchase options	$ 539,000	$ 1,942,000	$ 26,139,000	$ 6,438,000	$ 20,442,000	128%
Loan payoffs*	1,775,000	5,601,000	66,286,000	9,902,000	58,958,000	112%
Asset recycling	151,000	401,000	3,342,000	-	4,221,000	79%
Lease restructuring	-	743,000	-	-	7,821,000	
Total high	$ 2,465,000	$ 8,687,000	$ 95,767,000	$ 16,340,000	$ 91,442,000	105%
Total Actual and Projected 2009						
Total actual	$ 2,900,000	$ 3,509,000	$ 38,731,000	$ 21,177,000	$ 36,936,000	105%
Total high	2,465,000	8,687,000	95,767,000	16,340,000	91,442,000	105%
	$ 5,365,000	$ 12,196,000	$ 134,498,000	$ 37,517,000	$ 128,378,000	105%

*The gain on loan payoffs represents the gain deferred at the time we financed the sale of the facilities

[A] Projected dispositions categorized as "High" represent items where NHP estimates a high probability of disposition based on an analysis of facility performance, the tenant's financial condition and current financing options available

Projected Funding Obligations through 2011 (as of June 30, 2009)

NHP Consolidated Acquisition Obligations	Est. Closing Date	Amount ($000s)	Initial Yield	Cash Required ($000s) 2009	2010	2011	Total [A]
PMB - Pomona, CA	Dec 2009	$ 37,500	*7.0%*	$ 37,500			$ 37,500
NHP Consolidated Total Acquisition Obligations				**$ 37,500**	**$ -**	**$ -**	**$ 37,500**

Expansion, Renovation & Capital Expenditures	2009	2010	2011	Total [B]
NHP Consolidated	$ 47,677	$ 65,914	$ 16,945	$ 130,536
Unconsolidated Joint Venture	421	294	294	1,009
Total Expansion, Renovation & Capital Expenditures	**$ 48,098**	**$ 66,208**	**$ 17,239**	**$ 131,545**

Debt Maturities & Principal Amortization	2009	2010	2011	Total
Amount	**$ 60,000**	**$ 108,000**	**$ 384,000**	**$ 552,000**
Rate	*6.9%*	*4.8%*	*6.4%*	*6.1%*

Total Forward Capital Commitments	**$ 145,598**	**$ 174,208**	**$ 401,239**	**$ 721,045**
Estimated Proceeds from Purchase Options, Loan Payoffs and Asset Sales	**$ 95,767**			
Cash Balance as of June 30, 2009	**121,729**			
Remaining Availability on Credit Facility	**700,000**			
Total Funding Availabity as of June 30, 2009	**$ 917,496**			

[A] The total reflects an estimate through December 2011 only, and does not include a June 2014 obligation for $59 million (Willowcreek Senior Living - Hillsboro, OR). However, if certain operating covenants are not achieved, the construction lender has the right to put the obligation to NHP. The first covenant test date is December 2009.

[B] The total reflects an estimate of commitments through December 2011 only; the total remaining commitment after 2011 equals $18.2 million.

General Notes:

The $700 million credit facility matures in December 2010, but can be extended at NHP's option to December 2011.

The above analysis does not include future potential additional capital sources such as retained operating cash flows, formation of joint ventures or capital transactions.

Nationwide Health Properties

Conditional Pacific Medical Buildings Acquisition Obligations through 2011 (as of June 30, 2009)

NHP Consolidated Conditional Obligations [A]	Est. Closing	Initial Yield	Purchase Price Per Contribution Agreement ($000s)			
			2009	2010	2011	Total
PMB - Poway, CA	Obligation terminated		$ -			$ -
PMB - Mission Viejo, CA	Obligation terminated		$ -			$ -
PMB - Honolulu, HI	Obligation terminated		$ -			$ -
PMB - Reno, NV	Obligation terminated		$ -			$ -
PMB - Orange, CA	Obligation terminated		$ -			$ -
PMB - Gilbert, AZ	Obligation terminated			$ -		$ -
PMB - Burbank, CA	April 2010	*5.8%*		$ 58,231		$ 58,231
		5.8%	**$ -**	**$ 58,231**	**$ -**	**$ 58,231**

[A] Pursuant to the Contribution Agreement, NHP is under no obligation to acquire properties if certain conditions are not met, including the trailing 20-day average rate for the JP Morgan JULI BBB 7 to 10 year REIT index (measured five business days before any anticipated closing date) not exceeding 7.34%. As of June 30, 2009, the index was 9.12%. The total reflects an estimate through December 2010 only and does not include an April 2012 conditional obligation for $104.5 million (PMB - Pasadena, CA).

If all closing conditions are met causing us to be obligated to purchase the remaining buildings, we could choose to not complete the purchase by paying liquidated damages equal to 5% of the total property value.

Triple-Net Lease Expirations and Mortgage Loans Receivable Principal Payments

Dollars in thousands

Consolidated Lease Expirations

	Assisted and Independent		Skilled Nursing		Continuing Care		Other Triple-Net		Consolidated Triple-Net		
Year	Minimum Rent	Number of Facilities	Minimum Rent	Number of Facilities	Minimum Rent	Number of Facilities	Minimum Rent	Number of Facilities	Minimum Rent	Percent of Total	Number of Facilities
2009	42	4	-	-	-	-	-	-	42	0%	4
2010	4,850	10	8,981	20	551	1	-	-	14,382	5%	31
2011	-	-	6,389	19	-	-	-	-	6,389	2%	19
2012	7,586	8	4,441	8	1,511	1	1,800	1	15,338	6%	18
2013	11,499	11	5,657	11	363	1	-	-	17,519	6%	23
2014	8,346	12	3,486	6	4,872	3	-	-	16,704	6%	21
2015	1,756	4	1,997	3	-	-	3,231	1	6,984	3%	8
2016	11,373	10	13,334	26	-	-	4,037	6	28,744	11%	42
2017	2,510	9	5,029	15	-	-	1,863	1	9,402	3%	25
2018	1,335	2	2,794	8	-	-	-	-	4,129	2%	10
Thereafter	107,096	181	33,440	54	4,103	4	5,539	17	150,178	56%	256
	$ 156,393	251	$ 85,548	170	$ 11,400	10	$ 16,470	26	$ 269,811	100%	457

	Unconsolidated JV Lease Expirations (1)									Mortgage Loans Receivable		
	Assisted and Independent		Skilled Nursing		Continuing Care		Total JV			Consolidated		
Year	Minimum Rent	Number of Facilities	Minimum Rent	Number of Facilities	Minimum Rent	Number of Facilities	Minimum Rent	Percent of Total	Number of Facilities	Principal Payments	Percent of Total	Number of Facilities
2009	-	-	-	-	-	-	-	-	-	67,666	38%	7
2010	-	-	-	-	-	-	-	-	-	21,995	12%	7
2011	-	-	-	-	-	-	-	-	-	33,550	19%	5
2012	5,643	6	-	-	-	-	5,643	13%	6	606	0%	-
2013	-	-	-	-	-	-	-	-	-	16,054	9%	1
2014	-	-	-	-	-	-	-	-	-	668	0%	-
2015	-	-	-	-	-	-	-	-	-	2,996	2%	1
2016	1,300	1	-	-	-	-	1,300	3%	1	595	0%	-
2017	-	-	-	-	-	-	-	-	-	15,483	10%	2
2018	-	-	-	-	-	-	-	-	-	5,914	3%	1
Thereafter	13,316	12	20,928	14	2,480	1	36,724	84%	27	12,214	7%	2
	$ 20,259	19	$ 20,928	14	$ 2,480	1	$ 43,667	100%	34	$ 177,741	100%	26

(1) Excludes PMBRES and PMB SB.



PORTFOLIO OVERVIEW

Gross investment, NOI and security deposits in thousands

	Number of Facilities	Number of Beds/Units	Building Square Feet	Gross Investment	Investment Per Bed/Unit/ Square Foot	Percentage of Investment by Category	NOI	Percentage of NOI by Category
Owned Facilities								
Assisted and independent living facilities	251	18,890		$ 1,730,946	$ 92,000	47%	$ 86,013	48%
Skilled nursing facilities	170	18,571		903,902	$ 49,000	25%	47,487	26%
Continuing care retirement communities	10	1,932		124,808	$ 65,000	3%	6,230	4%
Specialty hospitals	7	288		76,198	$ 265,000	2%	4,137	2%
Total senior housing and long-term care	438	39,681		2,835,854	$ 71,000	77%	143,867	80%
Triple-net medical office buildings	19		437,013	121,823	$ 279	3%	4,046	2%
Total triple-net	457	39,681	437,013	2,957,677		80%	147,913	82%
Multi-tenant medical office buildings	60		2,734,054	558,913	$ 204	15%	19,694	11%
Total owned	517	39,681	3,171,067	3,516,590		95%	167,607	93%
Mortgage Loans Receivable								
Assisted and independent living facilities	9	660		47,555	$ 72,000	2%	2,794	2%
Skilled nursing facilities	16	2,336		54,303	$ 23,000	2%	3,747	2%
Continuing care retirement communities	-	180		9,044	$ 50,000	0%	362	0%
Total senior housing and long-term care	25	3,176		110,902	$ 35,000	4%	6,903	4%
Multi-tenant medical office buildings	1		172,000	47,500	$ 276	1%	1,585	1%
Total mortgage loans receivable	26	3,176	172,000	158,402		5%	8,488	5%
Other Income							4,505	2%
Total Consolidated Portfolio	543	42,857	3,343,067	$ 3,674,992		100%	$ 180,600	100%
Consolidated Portfolio by Type								
Assisted and independent living facilities	260	19,550		$ 1,778,501	$ 91,000	48%	$ 88,807	49%
Skilled nursing facilities	186	20,907		958,205	$ 46,000	26%	51,234	29%
Continuing care retirement communities	10	2,112		133,852	$ 63,000	4%	6,592	4%
Specialty hospitals	7	288		76,198	$ 265,000	2%	4,137	2%
Total senior housing and long-term care	463	42,857		2,946,756	$ 69,000	80%	150,770	84%
Medical office buildings	80		3,343,067	728,236	$ 218	20%	25,325	14%
Total owned and mortgage loans receivable	543	42,857	3,343,067	3,674,992		100%	176,095	98%
Other income							4,505	2%
Total consolidated	543	42,857	3,343,067	3,674,992		100%	180,600	100%
Unconsolidated JV Ownership								
Assisted and independent living facilities	19	1,806		261,185	$ 145,000	44%	10,898	46%
Skilled nursing facilities	14	1,884		276,764	$ 147,000	48%	11,056	46%
Continuing care retirement communities	1	148		29,670	$ 200,000	5%	1,240	5%
Total senior housing and long-term care	34	3,838		567,619	$ 148,000	97%	23,194	97%
Medical office buildings	2		133,001	19,400	$ 146	3%	735	3%
Total JV owned	36	3,838	133,001	587,019		100%	23,929	100%
Other income							79	0%
Total JV	36	3,838	133,001	587,019		100%	24,008	100%
Total Portfolio	579	46,695	3,476,068	$ 4,262,011			$ 204,608	

* Consolidated medical office building gross investment includes $119,620 of amounts classified as intangible assets and liabilities
Unconsolidated medical office building gross investment includes $1,630 of amounts classified as intangible assets and liabilities

Triple-Net Leased Security Information

Security Deposits	Consolidated Owned	Consolidated Mortgages	Consolidated Total	JV Owned
Bank letters of credit	$ 52,824	$ 2,277	$ 55,101	$ 9,900
Cash deposits	17,615	1,124	18,739	81
	$ 70,439	$ 3,401	$ 73,840	$ 9,981

Percentage with Impounds	Consolidated Owned	Consolidated Mortgages	Consolidated Total	JV Owned
Master leases	84%			100%
Property tax	74%	46%	73%	74%
Cap ex	45%	8%	42%	59%

Nationwide Health Properties

Portfolio Performance Summary

Gross investment and annualized cash rent in thousands

	Number of Facilities	Average Age	Gross Investment	Annualized Cash Rent/NOI	Current Yield	Occupancy	EBITDARM Coverage
Owned Facilities							
Assisted and independent living facilities	251	14	$ 1,730,946	$ 166,656	*9.6%*	*82.4%*	1.29x
Skilled nursing facilities	170	28	903,902	94,161	*10.4%*	*80.6%*	2.04x
Continuing care retirement communities	10	25	124,808	12,586	*10.1%*	*89.3%*	1.67x
Specialty hospitals	7	16	76,198	8,447	*11.1%*	*75.9%*	3.13x
Total senior housing and long-term care	438	19	2,835,854	281,850	*9.9%*	*81.9%*	1.61x
Triple-net medical office buildings	19	12	121,823	9,106	*7.5%*	*100.0%*	
Total triple-net	457		2,957,677	290,956	*9.8%*		
Multi-tenant medical office buildings	60	13	558,913	37,307	*6.7%*	*89.8%*	
Total owned	517	18	3,516,590	328,263	*9.3%*		
Mortgage Loans Receivable							
Assisted and independent living facilities	9	13	47,555	5,471	*11.5%*	*88.4%*	1.56x
Skilled nursing facilities	16	33	54,303	7,603	*14.0%*	*80.9%*	3.04x
Continuing care retirement communities	-	37	9,044	655	*7.2%*	*89.6%*	3.90x
Total senior housing and long-term care	25	25	110,902	13,729	*12.4%*	*83.0%*	2.49x
Multi-tenant medical office buildings	1	2	47,500	3,157	*6.6%*		
Total mortgage loans receivable	26	18	158,402	16,886	*10.7%*		
Total NHP Consolidated Portfolio	**543**	**18**	**$ 3,674,992**	**$ 345,149**	***9.4%***		**1.65x**
Consolidated Portfolio by Type							
Assisted and independent living facilities	260	14	$ 1,778,501	$ 172,127	*9.7%*	*82.6%*	1.30x
Skilled nursing facilities	186	28	958,205	101,764	*10.6%*	*80.6%*	2.12x
Continuing care retirement communities	10	26	133,852	13,241	*9.9%*	*89.3%*	1.78x
Specialty hospitals	7	16	76,198	8,447	*11.1%*	*75.9%*	3.13x
Total senior housing and long-term care	463	19	2,946,756	295,579	*10.0%*	*81.9%*	1.65x
Medical Office Buildings	80	12	728,236	49,570	*6.8%*	*91.6%*	
Total consolidated	543	18	3,674,992	345,149	*9.4%*		
Unconsolidated JV Ownership							
Assisted and independent living facilities	19	13	261,185	21,526	*8.2%*	*86.7%*	1.16x
Skilled nursing facilities	14	21	276,764	21,898	*7.9%*	*90.1%*	1.84x
Continuing care retirement communities	1	12	29,670	2,480	*8.4%*	*76.6%*	1.41x
Total senior housing and long-term care	34	17	567,619	45,904	*8.1%*	*87.9%*	1.50x
Medical office buildings	2	27	19,400	1,508	*7.8%*	*87.9%*	
Total unconsolidated JV	36	17	587,019	47,412	*8.1%*		
Total Portfolio	**579**	**18**	**$ 4,262,011**	**$ 392,561**	***9.2%***		**1.63x**

* Medical office building cost per square foot and gross investment reflects total purchase price including amounts classified as intangilble assets and liabilities

Nationwide Health Properties

Asset Type
(based on investment)



- Independent and Assisted Living — 48%
- Skilled Nursing — 26%
- MOBs — 20%
- Other — 6%

Pay Source



- Private Pay — 75%
- Medicaid — 16%
- Medicare — 9%

Locations
(based on investment*)



- WA (6%)
- WI (6%)
- MA (6%)
- CA (12%)
- TX (13%)

Investment includes all asset types

Tenant/Operator
(based on revenue)

Top 5 = 40%
Top 10 = 55%
Top 15 = 62%







Consolidated Portfolio Performance by Asset Type

	SAME PROPERTY (PERFORMANCE)						TOTAL		
	JUN 2009	MAR 2009	Q/Q Chg	JUN 2008	Y/Y Chg		JUN 2009	MAR 2009	JUN 2008
Assisted and independent living**									
Annualized Facility Revenue ($000s)	$ 596,633	$ 595,472	0.2%	$ 593,456	0.5%		$ 602,926	$ 601,723	$ 600,234
Occupancy	82.5%	83.0%	-0.5%	83.3%	-0.8%		82.6%	82.7%	83.6%
Monthly revenue per occupied bed/unit	$ 3,060	$ 3,039	0.7%	$ 3,001	2.0%		$ 3,025	$ 3,321	$ 2,976
Annualized Facility EBITDARM ($000s)	$ 221,377	$ 217,254	1.9%	$ 211,289	4.8%		$ 223,020	$ 213,828	$ 214,394
Facility EBITDARM %	37.1%	36.5%	0.6%	35.6%	1.5%		37.0%	35.5%	35.7%
NHP Annualized Cash Rent ($000s)	$ 169,936	$ 168,640	0.8%	$ 164,330	3.4%		$ 172,127	$ 172,719	$ 169,455
Facility EBITDARM coverage	1.30x	1.29x	1.1%	1.29x	1.3%		1.30x	1.24x	1.27x
Facility EBITDAR coverage	1.13x	1.11x	1.4%	1.11x	2.0%		1.12x	1.06x	1.09x
Facility EBITDAR - Capex coverage	1.04x	1.03x	1.6%	1.02x	1.7%		1.04x	0.98x	1.02x
Skilled nursing facilities									
Annualized Facility Revenues ($000s)	$ 1,170,471	$ 1,163,769	0.6%	$ 1,135,563	3.1%		$ 1,295,467	$ 1,315,882	$ 1,222,861
Occupancy	81.1%	80.6%	0.5%	82.8%	-1.7%		80.6%	80.4%	82.3%
Monthly revenue per occupied bed/unit	$ 6,304	$ 6,202	1.6%	$ 6,023	4.7%		$ 6,417	$ 6,398	$ 6,011
Q-Mix (Private + Medicare)	46.4%	44.9%	1.4%	45.8%	0.5%		46.8%	45.0%	46.5%
Annualized Facility EBITDARM ($000s)	$ 197,220	$ 191,555	3.0%	$ 188,758	4.5%		$ 215,269	$ 212,165	$ 201,837
	16.8%	16.5%	0.4%	16.6%	0.2%		16.6%	16.1%	16.5%
NHP Annualized Cash Rent ($000s)	$ 95,105	$ 94,658	0.5%	$ 92,138	3.2%		$ 101,763	$ 101,280	$ 96,084
Facility EBITDARM coverage	2.07x	2.02x	2.5%	2.05x	1.2%		2.12x	2.09x	2.10x
Facility EBITDAR coverage	1.46x	1.41x	3.5%	1.43x	1.8%		1.48x	1.45x	1.46x
Facility EBITDAR - Capex coverage	1.34x	1.29x	3.9%	1.32x	1.9%		1.36x	1.33x	1.38x

**Includes 7 facilities which have not yet reached stabilization due to ongoing or recently completed construction / renovation (facilities comprise 544 units at an aggregate occupancy of 59%)

Consolidated Portfolio Performance

NHP Consolidated Portfolio (excluding MOBs)

	SAME PROPERTY (PERFORMANCE)					TOTAL		
	JUN 2009	MAR 2009	Q/Q Chg	JUN 2008	Y/Y Chg	JUN 2009	MAR 2009	JUN 2008
Annualized Facility Revenue ($000s)	$ 1,964,026	$ 1,952,784	0.6%	$ 1,910,507	2.8%	$ 2,095,315	$ 2,110,305	$ 2,004,567
Occupancy	82.2%	82.2%	-0.1%	83.1%	-0.9%	81.9%	82.0%	83.0%
Monthly revenue per occupied bed/unit	$ 4,834	$ 4,785	1.0%	$ 4,649	4.0%	$ 4,939	$ 4,922	$ 4,686
Annualized Facility EBITDARM ($000s)	$ 468,530	$ 457,586	2.4%	$ 442,270	5.9%	$ 488,222	$ 473,795	$ 457,970
Facility EBITDARM %	23.9%	23.4%	0.4%	23.1%	0.7%	23.3%	22.5%	22.8%
Total NHP Annualized Cash Rent ($000s)	$ 286,731	$ 284,789	0.7%	$ 279,547	2.6%	$ 295,579	$ 295,516	$ 285,870
NHP Rent (Payor Mix)								
Private	70.7%	69.7%	1.1%	70.0%	0.8%	69.7%	69.0%	70.2%
Medicare	10.7%	11.1%	-0.5%	10.7%	-0.1%	11.0%	11.2%	10.6%
Medicaid	18.4%	19.0%	-0.6%	19.2%	-0.8%	19.1%	19.6%	19.2%
Other	0.2%	0.2%	0.0%	0.1%	0.1%	0.2%	0.2%	0.1%
Total NHP Annualized Cash Rent	100.0%	100.0%		100.0%		100.0%	100.0%	100.0%
Facility EBITDARM coverage	1.63x	1.61x	1.7%	1.60x	2.4%	1.65x	1.60x	1.60x
Facility EBITDAR coverage	1.29x	1.26x	2.2%	1.25x	3.2%	1.30x	1.25x	1.25x
Facility EBITDAR - Capex coverage	1.20x	1.17x	2.4%	1.16x	3.2%	1.20x	1.15x	1.18x

	ALF/ILF			SNF			Total		
Total Portfolio | Facility Payor Mix	JUN 2009	MAR 2009	JUN 2008	JUN 2009	MAR 2009	JUN 2008	JUN 2009	MAR 2009	JUN 2008
Private	99.9%	99.9%	99.7%	19.1%	16.5%	17.3%	47.0%	44.8%	46.0%
Medicare	0.0%	0.0%	0.0%	27.7%	28.2%	27.1%	19.0%	19.7%	18.8%
Medicaid	0.1%	0.1%	0.3%	52.6%	54.7%	55.2%	34.0%	35.1%	35.0%
Other	0.0%	0.0%	0.0%	0.6%	0.6%	0.4%	0.0%	0.4%	0.2%
Total Tenant Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Q-Mix (Private + Medicare)	99.9%	99.9%	99.7%	46.8%	44.7%	44.4%	66.0%	64.5%	64.7%

* Includes assets held for sale, medical office buildings and JV assets

**Includes 7 facilities which have not yet reached stabilization due to ongoing or recently completed construction / renovation (facilities comprise 544 units at an aggregate occupancy of 59%)

Medical Office Building

	SAME PROPERTY (PERFORMANCE)					TOTAL		
	JUN 2009	MAR 2009	Q/Q Chg	JUN 2008	Y/Y Chg	JUN 2009	MAR 2009	JUN 2008
Revenue ($000s)*	$ 63,889	$ 63,548	0.5%	$ 62,260	2.6%	$ 79,522	$ 78,829	$ 62,260
Occupancy	90.7%	90.3%	0.4%	90.7%	0.0%	91.5%	90.7%	90.7%
Annual Revenue per occupied sq ft	$ 24	$ 24	0.1%	$ 23	2.7%	$ 25	$ 26	$ 23
Operating Expenses ($000s)*	$ 26,255	$ 26,495	-0.9%	$ 26,014	0.9%	$ 29,101	$ 29,363	$ 26,014
Annual Operating Expense per occupied sq ft	$ 10	$ 10	-1.3%	$ 10	1.0%	$ 9	$ 10	$ 10
Net Operating Income ($000s)*	$ 37,633	$ 37,053	1.6%	$ 36,246	3.8%	$ 50,421	$ 49,466	$ 36,246
NOI per occupied sq ft	$ 14	$ 14	1.1%	$ 14	3.9%	$ 16	$ 17	$ 14
Margin %	58.9%	58.3%	0.6%	58.2%	0.7%	63.4%	62.8%	58.2%

*Trailing 12 months

Nationwide Health Properties

Tenant Concentration

Gross investment and annualized cash rent in thousands

Tenant Concentration		Number of Facilities	Number of Beds/Units Inservice	Gross Investment	Percent by Investment	Annualized Cash Rent/NOI	Percent by Cash Rent	Average Age	Remaining Term	EBITDARM Coverage
1 Brookdale Senior Living	[A]	96	5,952	$ 467,969	12.7%	$ 52,211	15.1%	14	9.8	1.49x
2 Hearthstone Senior Services		32	3,794	431,297	11.7%	36,847	10.7%	10	12.0	1.24x
3 Wingate Healthcare		18	2,451	246,515	6.7%	21,189	6.2%	20	10.7	1.76x
4 Beverly Enterprises		28	3,183	105,240	2.9%	14,895	4.3%	33	5.0	2.38x
5 Atria Senior Living		9	1,314	80,703	2.2%	12,566	3.6%	28	11.5	1.21x
Top 5		183	16,694	1,331,724	36.2%	137,708	39.9%	16	9.6	1.53x
6 Senior Services of America		18	1,515	128,514	3.5%	12,217	3.5%	16	12.4	1.15x
7 Magnolia Health Systems		27	2,376	125,475	3.4%	10,870	3.2%	30	17.7	1.38x
8 Laureate Group		9	1,526	118,946	3.3%	10,853	3.1%	16	3.6	1.57x
9 Carillon Assisted Living		9	928	105,847	2.9%	8,849	2.6%	8	12.5	1.35x
10 Nexion Health Management		20	2,177	70,393	1.9%	8,913	2.6%	23	4.1	1.92x
Top 10		266	25,216	1,880,899	51.2%	189,410	54.9%	17	10.1	1.51x
11 Emeritus Corporation	[A]	6	533	70,177	1.9%	6,311	1.8%	11	7.3	1.19x
12 Trans Healthcare	[B]	7	1,062	46,676	1.3%	5,620	1.6%	41	4.5	0.91x
13 HEALTHSOUTH	[A]	2	108	45,602	1.2%	5,052	1.5%	18	4.7	2.28x
14 Primrose Retirement Associates		8	427	55,016	1.5%	4,497	1.3%	9	12.6	1.19x
15 Epic Group		7	892	52,682	1.4%	4,489	1.3%	36	7.1	1.63x
Top 15		296	28,238	2,151,052	58.5%	215,379	62.4%	18	9.9	1.50x
Other - Senior Housing and Long-Term Care Tenants		167	14,619	795,704	21.7%	80,200	23.2%	22	7.0	2.10x
Medical Office Buildings		80		728,236	19.8%	49,570	14.4%	12		
Total NHP Consolidated Portfolio		**543**	**42,857**	**$ 3,674,992**	**100.0%**	**$ 345,149**	**100.0%**	**18**	**8.9**	**1.65x**

* Performance metrics exclude assets held for sale and JV assets

**Ranked by Annualized Cash Rent/NOI

[A] Public company tenant

[B] Effective November 1, 2009, four of Trans Healthcare facilities will be transferred to another operator; reducing the total annualized cash rent from Trans Healthcare to $3.2 million.

Nationwide Health Properties

Geographic Performance Metrics

Gross investment and annualized cash rent in thousands

	Number of Facilities	Number of Beds/Units Inservice	Gross Investment	Percent by Investment	Annualized Cash Rent	Percent by Cash Rent	Medicaid as Percent of Cash Rent [A]
1 Texas	61	6,325	$ 448,187	*15.2%*	$ 44,844	*15.2%*	*4.0%*
2 Massachusetts	18	2,467	220,564	*7.5%*	19,342	*6.5%*	*3.2%*
3 Wisconsin	49	2,839	210,610	*7.2%*	19,960	*6.7%*	*1.3%*
4 California	26	2,847	189,799	*6.4%*	28,054	*9.5%*	*1.9%*
5 Tennessee	22	2,008	186,588	*6.3%*	13,139	*4.4%*	*1.1%*
Top 5	176	16,486	1,255,748	*42.6%*	125,339	*42.3%*	*11.5%*
6 Florida	26	2,539	150,149	*5.1%*	14,004	*4.8%*	*1.6%*
7 Indiana	32	2,712	143,263	*4.9%*	13,044	*4.4%*	*1.7%*
8 Ohio	18	1,661	117,250	*4.0%*	12,021	*4.1%*	*1.2%*
9 Washington	17	1,607	115,608	*3.9%*	12,200	*4.1%*	*1.0%*
10 North Carolina	11	1,120	111,135	*3.7%*	9,708	*3.3%*	*0.6%*
Top 10	280	26,125	1,893,153	*64.2%*	186,316	*63.0%*	*17.7%*
11 New York	6	846	102,201	*3.5%*	9,952	*3.4%*	*1.3%*
12 Michigan	17	1,357	100,383	*3.4%*	9,054	*3.1%*	*1.1%*
13 Minnesota	13	853	66,535	*2.3%*	5,617	*1.9%*	*0.9%*
14 Arizona	6	615	57,015	*1.9%*	6,875	*2.3%*	*0.1%*
15 Missouri	16	1,165	53,142	*1.8%*	5,548	*1.9%*	*0.9%*
Top 15	338	30,961	2,272,429	*77.1%*	223,362	*75.6%*	*21.9%*
Other States	125	11,896	674,327	*22.9%*	72,217	*24.4%*	*11.9%*
Total	**463**	**42,857**	**$ 2,946,756**	***100.0%***	**$ 295,579**	***100.0%***	***33.8%***
Medical Office Buildings	80		728,236		49,570		
Total NHP Consolidated Portfolio	**543**		**$ 3,674,992**		**$ 345,149**		

** Performance metrics exclude assets held for sale, medical office buildings and JV assets*

***Ranked by Annualized Gross Investment*

[A] *Medicaid as a percent of cash rent represents an estimate of the portion of NHP's total senior housing and long-term care portfolio total rental income derived from the underlying Medicaid reimbursement of our tenants and borrowers (Medicaid income of our tenant divided by total income of our tenant multiplied by the rent or interest paid to NHP)*

Nationwide Health Properties

Geographic Performance Metrics

Gross investment and annualized cash rent in thousands

	Number of Facilities	Number of Beds/Units Inservice	Gross Investment	Annualized Cash Rent	EBITDARM Coverage	Revenue per occupied bed/unit	Average Age	Remaining Term	% SNF by Cash Rent
1 Texas	61	6,325	$ 448,187	$ 44,844	1.71x	$ 4,423	15	7.7	*29.0%*
2 Massachusetts	18	2,467	220,564	19,342	1.73x	7,234	24	10.2	*81.8%*
3 Wisconsin	49	2,839	210,610	19,960	1.59x	3,356	18	9.6	*16.6%*
4 California	26	2,847	189,799	28,054	1.53x	5,763	21	9.1	*16.2%*
5 Tennessee	22	2,008	186,588	13,139	1.38x	3,684	20	7.5	*19.3%*
Top 5	176	16,486	1,255,748	125,339	1.62x	4,852	19	8.8	*31.3%*
6 Florida	26	2,539	150,149	14,004	1.96x	4,857	20	9.2	*20.5%*
7 Indiana	32	2,712	143,263	13,044	1.35x	5,962	28	16.2	*71.1%*
8 Ohio	18	1,661	117,250	12,021	1.09x	4,541	17	7.9	*25.5%*
9 Washington	17	1,607	115,608	12,200	1.95x	5,283	19	9.8	*42.0%*
10 North Carolina	11	1,120	111,135	9,708	1.48x	3,525	8	12.0	*3.7%*
Top 10	280	26,125	1,893,153	186,316	1.61x	4,895	19	9.9	*32.2%*
11 New York	6	846	102,201	9,952	1.42x	6,741	17	8.9	*50.2%*
12 Michigan	17	1,357	100,383	9,054	1.76x	4,979	10	9.2	*9.4%*
13 Minnesota	13	853	66,535	5,617	1.50x	4,381	26	9.9	*39.7%*
14 Arizona	6	615	57,015	6,875	1.70x	7,744	14	8.7	*0.0%*
15 Missouri	16	1,165	53,142	5,548	1.93x	4,776	24	5.6	*97.7%*
Top 15	338	30,961	2,272,429	223,362	1.61x	4,995	18	9.4	*32.9%*
Other States	125	11,896	674,327	72,217	1.77x	4,803	20	7.5	*23.2%*
Total	**463**	**42,857**	**$ 2,946,756**	**$ 295,579**	**1.65x**	**$ 4,939**	**18**	**8.9**	***30.5%***
Medical Office Buildings	80		728,236	49,570			12		
Total NHP Consolidated Portfolio	**543**		**$ 3,674,992**	**$ 345,149**			**18**		

** Performance metrics exclude assets held for sale, medical office buildings and JV assets*
***Ranked by Annualized Gross Investment*
****Revenue per occupied bed/unit is based on occupancy for trailing twelve months*

Note: Lease terms for NHP facilities generally are between ten and fifteen years with renewal options, if exercised, that add ten to fifteen additional years. In general, NHP receives contractual rent escalators in the range of 1.5% to 2.5% for skilled nursing assets and 2.0% to 3.0% for assisted living assets

Portfolio Performance Summary | Asset Class Composition Trends (by Investment)



Portfolio Performance Summary | Private Pay Composition Trends (by Revenue)





Unconsolidated JV Portfolio Performance Metrics

	Assisted and Independent Living	Skilled Nursing	CCRC	Total Portfolio
	JUN 2009	JUN 2009	JUN 2009	JUN 2009
Unconsolidated JV Portfolio				
Annualized Facility Revenue ($000s)	$ 73,035	$ 156,837	$ 12,937	$ 242,810
Occupancy	*86.7%*	*90.1%*	*76.6%*	*87.9%*
Monthly revenue per occupied bed/unit	$ 3,894	$ 8,212	$ 9,277	$ 6,186
Q-Mix (Private + Medicare)	*96.2%*	*59.9%*	*100.0%*	*72.9%*
Annualized Facility EBITDARM ($000s)	$ 25,076	$ 40,281	$ 3,501	$ 68,858
Facility EBITDARM %	*34.3%*	*25.7%*	*27.1%*	*28.4%*
Total JV Annualized Cash Rent ($000s)	$ 21,526	$ 21,898	$ 2,480	$ 45,904
JV Rent (Payor Mix)				
Private	*96.2%*	*32.7%*	*72.2%*	*64.6%*
Medicare	*0.0%*	*27.2%*	*27.8%*	*14.5%*
Medicaid	*3.8%*	*40.1%*	*0.0%*	*20.9%*
Other	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Total JV Annualized Cash Rent	*100.0%*	*100.0%*	*100.0%*	*100.0%*
Facility EBITDARM coverage	1.16x	1.84x	1.41x	1.50x
Facility EBITDAR coverage	1.00x	1.48x	1.15x	1.24x
Facility EBITDAR - Capex coverage	0.93x	1.44x	1.12x	1.19x

Medical Office Building Portfolio Performance Metrics

Gross investment dollars in thousands

Ownership	Number of Facilities	Gross Investment	Gross Investment per SQFT	Percent On Campus	Average Age	Rentable SQFT	Occupancy Current Year	Occupancy Prior Year	Occupancy Change
BROE I - 90%	20	$ 58,240	$ 77	*81.8%*	21	752,793	*81.5%*	*85.3%*	*-3.8%*
BROE II - 95%	16	94,957	170	*79.8%*	16	558,707	*87.5%*	*91.9%*	*-4.4%*
McShane - 95%	7	48,172	119	*76.3%*	17	404,227	*93.6%*	*88.9%*	*4.7%*
Unconsolidated JV	2	19,400	146	*100.0%*	27	133,001	*87.9%*		
Other Multi-Tenant	17	357,544	351	*80.1%*	11	1,018,327	*95.6%*		
Other Triple-Net	19	121,823	279	*14.0%*	12	437,013	*100.0%*		
NHP Multi-Tenant Mortgages	1	47,500	276	*100.0%*	2	172,000			
Total MOB Portfolio	**82**	**$ 747,636**	**$ 215**	***73.4%***	**12**	**3,476,068**	***91.5%***		

	Annualized Revenue Current Year	Annualized Revenue Prior Year	Annualized Revenue % Change	Annualized Cash Rent/NOI Current Year	Annualized Cash Rent/NOI Prior Year	Annualized Cash Rent/NOI % Change	Operating Margin Current Year	Operating Margin Prior Year	Operating Margin Change
BROE I - 90%	$ 11,303	$ 11,009	*2.7%*	$ 5,234	$ 5,160	*1.4%*	*46.3%*	*46.9%*	*-0.6%*
BROE II - 95%	11,269	11,479	*-1.8%*	6,149	6,487	*-5.2%*	*54.6%*	*56.5%*	*-1.9%*
McShane - 95%	7,490	7,216	*3.8%*	3,979	3,382	*17.7%*	*53.1%*	*46.9%*	*6.3%*
Unconsolidated JV	2,772	2,910	*-4.7%*	1,508	1,520	*-0.8%*			
NHP Multi-Tenant - 100%	34,900	33,734	*3.5%*	21,945	20,509	*7.0%*	*62.9%*		
NHP Triple-Net - 100%	9,191	9,028	*1.8%*	9,106	9,003	*1.1%*			
NHP Multi-Tenant Mortgages	3,157	3,095	*2.0%*	3,157	3,095	*2.0%*			
Total MOB Portfolio	**$ 80,083**	**$ 78,470**	***2.1%***	**$ 51,078**	**$ 49,157**	***3.9%***	***57.4%***		

MOBs by state	Number of Facilities	Gross Investment	Percent by Investment	Gross Investment per SQFT	Building Square Feet	Percent by Square Feet
1 California	10	$ 236,471	*31.6%*	$ 332	712,869	*20.5%*
2 Washington	7	118,677	*15.9%*	324	366,483	*10.5%*
3 Illinois	12	67,143	*9.0%*	175	383,058	*11.0%*
4 Missouri	7	48,172	*6.4%*	119	404,227	*11.6%*
5 Nevada	2	43,835	*5.9%*	301	145,637	*4.2%*
Top 5	38	514,299	*68.8%*	256	2,012,274	*57.9%*
6 Florida	10	42,146	*5.6%*	357	118,206	*3.4%*
7 Oregon	1	35,258	*4.7%*	336	104,856	*3.0%*
8 Texas	7	32,947	*4.4%*	112	294,152	*8.5%*
9 Louisiana	8	31,586	*4.2%*	82	384,588	*11.1%*
10 Alabama	1	16,706	*2.2%*	273	61,219	*1.8%*
Top 10	65	672,942	*90.0%*	226	2,975,295	*85.6%*
11 South Carolina	2	16,323	*2.2%*	149	109,704	*3.2%*
12 Indiana	4	15,725	*2.1%*	282	55,814	*1.6%*
13 Ohio	1	13,269	*1.8%*	199	66,776	*1.9%*
14 Georgia	3	10,418	*1.4%*	84	123,294	*3.6%*
15 Virginia	3	7,073	*1.0%*	108	65,315	*1.9%*
Top 15	78	735,751	*98.4%*	217	3,396,198	*97.7%*
Other States	4	11,885	*1.6%*	149	79,870	*2.3%*
Medical Office Buildings	**82**	**$ 747,636**	***100.0%***	**$ 215**	**3,476,068**	***100.0%***

Nationwide Health Properties

Medical Office Building Lease Expirations and Mortgage Loan Receivable Principal Payments

Dollars in thousands, except per square foot data

	Consolidated Medical Office Building Lease Expirations											
	Consolidated Multi-Tenant				Consolidated Triple-Net (1)				Consolidated Medical Office Building			
Year	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF
2009	250,865	10%	$ 5,136	$ 20.47	-	0%	$ -	$ -	250,865	9%	$ 5,136	$ 20.47
2010	341,734	14%	6,392	18.70	-	0%	-	-	341,734	12%	6,392	18.70
2011	273,873	11%	5,605	20.47	-	0%	-	-	273,873	9%	5,605	20.47
2012	251,988	10%	5,377	21.34	-	0%	-	-	251,988	9%	5,377	21.34
2013	140,657	6%	2,850	20.26	-	0%	-	-	140,657	5%	2,850	20.26
2014	140,158	6%	3,307	23.59	-	0%	-	-	140,158	5%	3,307	23.59
2015	117,541	5%	2,505	21.31	-	0%	-	-	117,541	4%	2,505	21.31
2016	98,620	4%	2,258	22.90	67,000	15%	1,532	22.87	165,620	6%	3,790	22.88
2017	379,735	15%	9,070	23.89	149,450	34%	1,863	12.47	529,185	18%	10,933	20.66
2018	64,283	3%	1,791	27.86	-	0%	-	-	64,283	2%	1,791	27.86
Thereafter	394,285	16%	9,504	24.10	220,563	51%	5,539	25.11	614,848	21%	15,043	24.47
	2,453,739	100%	$ 53,795	$ 21.92	437,013	100%	$ 8,934	$ 20.44	2,890,752	100%	$ 62,729	$ 21.70

	Unconsolidated JV MOB Lease Expirations				Mortgage Loan Receivable (2)		
Year	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Principal Payments	% of Total	Number of Facilities
2009	20,816	18%	$ 390	$ 18.74	$ 47,500	100%	1
2010	30,237	26%	443	14.65	-	0%	-
2011	18,548	16%	299	16.12	-	0%	-
2012	27,099	23%	380	14.02	-	0%	-
2013	18,192	15%	276	15.17	-	0%	-
2014	-	0%	-	-	-	0%	-
2015	-	0%	-	-	-	0%	-
2016	2,069	2%	29	14.02	-	0%	-
2017	-	0%	-	-	-	0%	-
2018	-	0%	-	-	-	0%	-
Thereafter	-	0%	-	-	-	0%	-
	116,961	100%	$ 1,817	$ 15.54	$ 47,500	100%	1

(1) Also included in Other Triple-Net lease expirations on page 30
(2) Also included in Mortgage Loans Receivable Principal Payments on page 30

Nationwide Health Properties

Annualized Cash Rent/NOI:

The most recent monthly total cash rent due from our tenants as of the end of the current reporting period multiplied by twelve. For our multi-tenant medical office building portfolio, NOI rather than cash rent is annualized. We use Annualized Cash Rent to calculate our EBITDARM, EBITDAR and EBITDAR – Capex coverages.

Facility EBITDAR:

Earnings before interest, taxes, depreciation, amortization and rent on an annualized basis. We believe EBITDAR is a good estimate of facility cash flows after payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenues) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information. We use EBITDAR to calculate the EBITDAR (cash flow) coverage for our portfolio.

Facility EBITDAR Coverage:

Annualized EBITDAR divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations. EBITDAR Coverage of 1.0X would indicate the EBITDAR is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the mid-range coverage calculation we utilize.

Facility EBITDARM:

Earnings before interest, taxes, depreciation, amortization, rent and management fees on an annualized basis. We believe EBITDARM is a good estimate of facility cash flows before payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenues) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDARM. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information. We use EBITDARM to calculate the EBITDARM (cash flow before management fee) coverage for our portfolio.

Facility EBITDARM Coverage:

Annualized EBITDARM divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations assuming it doesn't have to pay its management fee. EBITDARM Coverage of 1.0X would indicate the EBITDARM is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the least restrictive coverage measure we utilize.

Facility EBITDAR - Capex:

Earnings before interest, taxes, depreciation, amortization and rent less minimum capital expenditures (capex) calculated on an annualized basis. We believe EBITDAR is a good estimate of facility cash flows after a reserve for minimum capital expenditures required to maintain a facility. We use a standardized imputed capital expenditure schedule in our calculations based on the type, size and age of each facility which we believe represents typical minimum capital expenditures for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR - Capex. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information. We use EBITDAR - Capex to calculate the EBITDAR – Capex (cash flow after reserves for minimum capex requirements) coverage for our portfolio.

Facility EBITDAR - Capex Coverage:

Annualized EBITDAR - Capex divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations after it makes the minimum capital expenditures required to maintain the facility. EBITDAR - Capex Coverage of 1.0X would indicate the EBITDAR - Capex is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the most restrictive coverage measure we utilize.

Facility Revenues:

The revenues generated by each individual facility on an annualized basis. We receive periodic facility financial information from our tenants that we utilize to calculate Facility Revenues. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information.

Nationwide Health Properties

Gross Investment:

We define Gross Investment as our total investment in a property which includes land, building, improvements, equipment as well as any other identifiable assets included in the caption Other Assets on our balance sheets. Items classified in Other Assets generally pertain to our medical office buildings and may include such things as tenant improvements, leasing commissions, above/(below) market lease value, lease in place value and other items.

Monthly Revenue per Occupied Bed/Unit:

For our senior housing and long-term care portfolio, monthly revenue per occupied bed or unit is derived by determining the monthly revenue generated by each individual facility divided by the total number of actual resident days for a 30-day month. All facility performance data were derived solely from information provided by our tenants and borrowers and we have not verified such information.

Occupancy:

For our senior housing and long-term care portfolio, occupancy represents a facility's actual resident days (total number of beds or units occupied multiplied by the number of days in the period) divided by the total resident capacity (total number of beds or units in service for the period multiplied by the number of days in the period). For medical office buildings, facility occupancy represents the leased square feet divided by the total rentable square feet. In all cases (senior housing, long-term care and medical office buildings), the reporting period represents the month prior to quarter end. All facility performance data were derived solely from information provided by our tenants and borrowers and we have not verified such information.

NOI:

Net operating income ("NOI") is a non-GAAP supplemental financial measure used to evaluate the operating performance of our facilities. We define NOI for our triple-net leases segment as rent revenues. For our multi-tenant leases segment, we define NOI as revenues minus medical office building operating expenses. In some cases, revenue for medical office buildings includes expense reimbursements for common area maintenance charges. NOI excludes interest expense and amortization of deferred financing costs, depreciation and amortization expense, general and administrative expense and discontinued operations. We present NOI as it effectively presents our portfolio on a "net" rent basis and provides relevant and useful information as

NOI (continued):

it measures the operating performance at the facility level on an unleveraged basis. We use NOI to make decisions about resource allocations and to assess the property level performance of our properties. Furthermore, we believe that NOI provides investors relevant and useful information because it measures the operating performance of our real estate at the property level on an unleveraged basis. We believe that net income is the GAAP measure that is most directly comparable to NOI. However, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as presented above may not be comparable to other REITs or companies as their definitions of NOI may differ from ours.

Q-Mix:

For our long-term care portfolio, Q-Mix (abbreviation for Quality-Mix) refers to the combination of a Tenant's private and medicare revenues as a percentage of total revenues. As private and medicare rates are generally higher at long-term care facilities, Tenants can oftentimes improve margins by selectively targeting medicare and private-pay residents. As such, an increase in the Q-Mix generally results in a corresponding increase in a Tenant's total revenues.

Rentable Square Feet:

For our medical office building portfolio, rentable square feet represents the area measured to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. An add-on or load factor is used to charge the tenant for a percentage of the common areas, so that the total rentable square footage for the building is equal to sum of each floor's rentable area.

Same Property (Performance):

Results shown under the Same Property caption present the financial or other performance measures for only those facilities that were in our portfolio for more than twelve month at the end of all periods presented.